BC FORM 51-102F3
Material Change Report

Item 1.	Name and Address of Company

 State the full name and address of your company and the address of its principal office in Canada.

TERYL RESOURCES CORP.
#240 – 11780 Hammersmith Way
Richmond, BC   V7A 5E9
Phone:  (604) 278-5996

Item 2.	Date of Material Change

State the date of the material change.

March 16, 2009

Item 3.	News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

March 16, 2009

The press release relating to this material change was distributed and filed by, Marketwire, Marketnews Publishing, Inc. and Stockwatch on March 16, 2009.

Item 4.	Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced the Gil joint venture exploration summary as reported by our joint venture partner Fairbanks Gold Mining, Inc. (FGMI), a subsidiary of Kinross Gold Corporation, on the Gil joint venture claims, as follows:

The 2008 field season on the Gil Joint Venture claim block involved exploration of the Sourdough Ridge and Last Chance areas. At Last Chance, 103 soil samples were collected using a Bombardier-mounted auger. Soil samples were in-filled on the eastern part of the area previously sampled. At Sourdough Ridge, RC drilling (4,477 feet total) of nine holes was aimed at increasing the potential resource. RC holes were collared on promising targets identified from previous soil, trench, and drill results, and were predominantly aimed at intercepting mineralized calc-silicate horizons and quartz veins. Drill results from Sourdough Ridge are encouraging and are worthy of future work.

Item 5.	Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.
Other additional disclosure may be appropriate depending on the particular situation.

      For a full description of the material change, see Schedule “A”.

Item 6.     Reliance on subsection 7.1(2) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102, state the reasons for that reliance.

Not applicable.

Instruction:

Refer to subsections 7.1(5) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) of National Instrument 51-102.

Item 7.    Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulatory or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

    Not applicable.

Instruction:

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

Item 8.    Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or an officer through whom the executive officer may be contacted.

John G. Robertson
President
(604) 278-5996

Item 9.    Date of Report

DATED at Richmond, British Columbia this 24th  day of     March    , 2009.

TERYL RESOURCES CORP.

Per:      “John Robertson”
(Authorized Signatory)

John Robertson, President
(Print name and title)

SCHEDULE “A”

TERYL RESOURCES CORP.
#240 – 11780 Hammersmith Way
Richmond, BC  V7A 5E9
Phone:  604-278-5996     Fax:  604-278-3409
Toll Free: 800-665-4616
www.terylresources.com
N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)
                                                                                                                                TSX Venture Exchange: TRC.V
OTCBB: TRYLF

TERYL RESOURCES ANNOUNCES 2008 EXPLORATION SUMMARY FOR THE GIL JOINT VENTURE GOLD CLAIMS, FAIRBANKS, ALASKA

For Immediate Release: March 16, 2009, Vancouver, BC – Teryl Resources Corp. (TSX Venture Exchange: TRC.V, OTCBB: TRYLF) is pleased to announce the Gil joint venture exploration summary as reported by our joint venture partner Fairbanks Gold Mining, Inc. (FGMI), a subsidiary of Kinross Gold Corporation, on the Gil joint venture claims, as follows:

The 2008 field season on the Gil Joint Venture claim block involved exploration of the Sourdough Ridge and Last Chance areas. At Last Chance, 103 soil samples were collected using a Bombardier-mounted auger. Soil samples were in-filled on the eastern part of the area previously sampled. At Sourdough Ridge, RC drilling (4,477 feet total) of nine holes was aimed at increasing the potential resource. RC holes were collared on promising targets identified from previous soil, trench, and drill results, and were predominantly aimed at intercepting mineralized calc-silicate horizons and quartz veins. Drill results from Sourdough Ridge are encouraging and are worthy of future work.

The goal of the Kinross-FGMI 2008 Gil Joint Venture (Gil JV) exploration program was twofold, 1) to drill ten RC exploration holes that could increase the potential resource of the claim block on Sourdough   Ridge, and 2) to in-fill the existing soil sample grid on the Last Chance property. Drilling was focused on the crest of Sourdough Ridge, and holes were collared on promising targets identified from previous soil, trench, and drill results.

Work Accomplished in 2008

Sourdough Ridge-
Between August 13 and October 30, FGMI drilled 4,477 feet in nine holes, using a combination of hammer (shallow) and tri-cone (deep) bits. The drilling was designed to target soil anomalies or calc-silicate bodies identified through previous resource modeling.  Assay Analyses were done by Alaska Assay Laboratories using 50-gram fire assay for gold.

The best intersection from the 2008 drilling program from hole GVR08-505 included below:

Interval (feet)	Assay Results Opt/Au
80-100	20 feet of .022
120-145	25 feet of .018
230 - 250	20 feet of .021
265-275	10 feet of .026
375 - 415	40 feet of .061

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture with Kinross Gold Corporation (TSX: K; NYSE: KGC) (80% Kinross/20% Teryl). The Company’s other Alaska holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF); the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross; and a 100%-interest in the West Ridge property. Teryl also has one joint venture silver prospect located in Northern BC, Canada. Teryl Resources Corp. has revenue from oil and gas projects in Texas and Kentucky. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Press Release contact information:

For further information, please contact:

John Robertson
President, Teryl Resources Corp.
T:  800-665-4616
www.terylresources.com

READER ADVISORY

This news release may contain certain forward-looking statements, including management's assessment of future plans and operations, and capital expenditures and the timing thereof, that involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company's control. There can be no assurance that such statements will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking statements contained in this press release are based on a number of assumptions that may prove to be incorrect, including, but not limited to: timely implementation of anticipated drilling and exploration programs; the successful completion of new development projects, planned expansions or other projects within the timelines anticipated; the accuracy of reserve and resource estimates, if any, grades, mine life and cash cost estimates; whether mineral resources can be developed; title to mineral properties; financing requirements; changes in laws, rules and regulations applicable to Teryl, and changes in how they are interpreted and enforced, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, and the United States, industry conditions,  increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange, stock market volatility and market valuations of companies with respect to announced transactions. The Company's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, including those described in the Company's Financial Statements, Management Discussion and Analysis and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com, and the Company’s 20-F annual report filed with the United States Securities and Exchange Commission at www.sec.gov.  Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.

Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.